Filed Pursuant to Rule 433
Registration No. 333-253286
May 3, 2021
PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated May 3, 2021)

Issuer:	The Southern Company
Security:	Series 2021A 3.75% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due September 15, 2051
Format:	SEC Registered
Trade Date:	May 3, 2021
Expected Settlement Date:	May 6, 2021 (T+3)
Expected Ratings*:	Baa3 (Stable)/BBB (Negative)/BBB- (Stable)(Moody’s/Standard & Poor’s/Fitch)
Principal Amount:	$1,000,000,000
Over-allotment Option:	None
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Initial Public Offering Price:	100.000%
Maturity Date:	September 15, 2051
Interest Rate:	(i) from and including the date of original issuance to, but excluding, September 15, 2026 at an annual rate of 3.75% and (ii) from and including September 15, 2026 during each Interest Reset Period at an annual rate equal to the Five-Year Treasury Rate as of the most recent Reset Interest Determination Date, plus 2.915%
Optional Deferral:	Up to 10 consecutive years per deferral
Optional Redemption:	Redeemable, in whole or in part, during any period from and including the June 15 immediately preceding an Interest Reset Date through and including such Interest Reset Date, in each case at 100% of the principal amount, plus any accrued and unpaid interest
Call for Tax Event:	In whole, but not in part, at 100% of the principal amount, plus any accrued and unpaid interest
Call for Rating Agency Event:	In whole, but not in part, at 102% of the principal amount, plus any accrued and unpaid interest
Interest Payment Dates:	Semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2021
CUSIP/ISIN:	842587 DJ3/US842587DJ36

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Mizuho Securities USA LLC MUFG Securities Americas Inc. Scotia Capital (USA) Inc. Truist Securities, Inc.
Co-Managers:	CIBC World Markets Corp.
Fifth Third Securities, Inc.
Santander Investment Securities Inc.
TD Securities (USA) LLC
Loop Capital Markets LLC
Siebert Williams Shank & Co., LLC
Cabrera Capital Markets LLC
CastleOak Securities, L.P.
Drexel Hamilton, LLC
Penserra Securities LLC
R. Seelaus & Co., LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The terms “Five-Year Treasury Rate,” “Interest Reset Date,” “Interest Reset Period,” “Rating Agency Event,” “Reset Interest Determination Date” and “Tax Event” have the meanings ascribed to them in the issuer’s Preliminary Prospectus Supplement dated May 3, 2021.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by contacting The Southern Company collect at 1-404-506-0727, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Mizuho Securities USA LLC toll free at 1-866-271-7403, MUFG Securities Americas Inc. toll free at 1-877-649-6848, Scotia Capital (USA) Inc. toll free at 1-800-372-3930 or Truist Securities, Inc. toll free at 1-800-685-4786.